Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Community Bancorp:

We consent to the use of our reports dated March 10, 2006, with respect to the consolidated balance sheets of First Community Bancorp as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference in the registration statement on Form S-8.

/s/ KPMG LLP

Los Angeles, California
November 8, 2006